Filed Pursuant to Rule 433
Registration Statement Numbers 333-202913 and 333-180300-03

Fact Sheet (J469)
June 2, 2015

Credit Suisse – Review Notes due June 13, 2018 Linked to the Performance of the EURO STOXX 50® Index

Note Terms
Issuer:*	Credit Suisse AG (“Credit Suisse”), acting through one of its branches
Pricing Date:	Expected to be June 5, 2015.
Settlement Date:	Expected to be June 10, 2015.
Underlying:	EURO STOXX 50® Index
Automatic Call:	If the Observation Level of the Underlying on any Review Date is equal to or greater than the Call Level for that Review Date, the notes will be automatically called for a cash payment per $1,000 principal amount of notes that will vary depending on the applicable Review Date and call premium.
Review Dates:†	June 17, 2016 (first Review Date), June 8, 2017 (second Review Date) and the Final Valuation Date (final Review Date).
Payment Dates:†	June 22, 2016, June 13, 2017 and the Maturity Date.
Observation Level:	For the first Review Date and the second Review Date, the Observation Level will equal the closing level of the Underlying on such Review Date. For the final Review Date, the Observation Level will equal the Final Level.
Call Level:	The Call Level for each Review Date equals the Initial Level.
Payment if Called:

For every $1,000 principal amount of notes, you will be entitled to receive, on the applicable Payment Date, one payment of $1,000 plus the product of $1,000 and the applicable call premium, calculated as follows:

•    $1,000 + ($1,000 × 12.50%) if called on the first Review Date

•    $1,000 + ($1,000 × 25.00%) if called on the second Review Date

•    $1,000 + ($1,000 × 37.50%) if called on the final Review Date

The actual call premiums applicable to the first, second and final Review Dates will be determined on the Pricing Date but will not be less than 12.50%, 25.00% and 37.50%, respectively.

Payment at Maturity:

If the notes are not called, you will receive $1,000 per $1,000 principal amount of notes that you hold at maturity if a Knock-Out Event has not occurred. If a Knock-Out Event has occurred, your payment at maturity per $1,000 principal amount of notes will be calculated as follows:

$1,000 + ($1,000 × Underlying Return)

Underlying Return:	(Final Level – Initial Level) / Initial Level
Knock-Out Event:	A Knock-Out Event will occur if the Final Level is less than the Initial Level by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	Expected to be 10% (to be determined on the Pricing Date).
Initial Level: **	The closing level of the Underlying on the Pricing Date.
Final Level:	The arithmetic average of the closing level of the Underlying on each of the five Valuation Dates.
Valuation Dates: †	June 4, 2018, June 5, 2018, June 6, 2018, June 7, 2018 and June 8, 2018 (each a “Valuation Date” and June 8, 2018, the “Final Valuation Date”).
Maturity Date: †	June 13, 2018
Fees:	J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $20.00 per $1,000 principal amount. Certain fiduciary accounts will pay a purchase price of $980.00 per $1,000 principal amount, and the placement agents with respect to sales made to such accounts will forgo any fees.
Return Characteristics
•	Designed for investors who seek early exit through an automatic call prior to maturity at a premium if, on any Review Date, the Observation Level of the Underlying is equal to or greater than the Call Level. If the notes are not automatically called and the Final Level is less than the Initial Level by more than the Knock-
Out Buffer Amount, which is expected to be 10% (to be determined on the Pricing Date), investors should be willing to lose up to 100% of their investment. Any payment on the notes is subject to our ability to pay our obligations as they become due.
•	Investors should be willing to forgo interest and dividend payments and be willing to lose some or all of their investment if the notes are not called and a Knock-Out Event has occurred. You could lose your entire investment.
Product Risks
•	Investment may result in a loss of up to 100%. If the notes are not automatically called and a Knock-Out Event occurs, you will be fully exposed to the depreciation in the Underlying.
•	The notes do not pay interest.
•	Investors are dependent on our ability to pay all amounts due on the notes and, therefore, investors are subject to our credit risk.
Hypothetical Payment at Maturity***

Percentage Change in the Level of the Underlying at Review Date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Final Review Date
100.00%	12.50%	25.00%	37.50%
90.00%	12.50%	25.00%	37.50%
80.00%	12.50%	25.00%	37.50%
70.00%	12.50%	25.00%	37.50%
60.00%	12.50%	25.00%	37.50%
50.00%	12.50%	25.00%	37.50%
40.00%	12.50%	25.00%	37.50%
30.00%	12.50%	25.00%	37.50%
20.00%	12.50%	25.00%	37.50%
10.00%	12.50%	25.00%	37.50%
0.00%	12.50%	25.00%	37.50%
-10.00%	N/A	N/A	-0.00%
-10.01%	N/A	N/A	-10.01%
-15.00%	N/A	N/A	-15.00%
-20.00%	N/A	N/A	-20.00%
-30.00%	N/A	N/A	-30.00%
-40.00%	N/A	N/A	-40.00%
-50.00%	N/A	N/A	-50.00%
-60.00%	N/A	N/A	-60.00%
-70.00%	N/A	N/A	-70.00%
-80.00%	N/A	N/A	-80.00%
-90.00%	N/A	N/A	-90.00%
-100.00%	N/A	N/A	-100.00%

*** The table illustrates the hypothetical Payments at Maturity for a $1,000 principal amount of notes for a hypothetical range of performance of the Underlying assuming call premiums used to calculate the call price applicable to the first, second and final Review Dates are 12.50%, 25.00% and 37.50%, respectively, and the Call Level for each Review Date is the Initial Level. The “Total Return” as of any Review Date assumes that each Observation Level of the Underlying on all earlier Review Dates was not equal to or greater than to the Call Level applicable to such Review Date and that the notes are purchased by the investor at $1,000 per $1,000 principal amount of notes. These hypothetical results set forth above are for illustrative purposes only. The actual payment at maturity will be based on the Observation Level of the Underlying on each relevant Review Date or the arithmetic average of the closing levels of the Underlying on the Valuation Dates. Any payment on the notes is subject to our ability to pay our obligations as they come due. The numbers above have been rounded for ease of analysis.

J.P. Morgan

Placement Agent

* Credit Suisse may act through its Nassau Branch or its London Branch.

** In the event that the closing level of the Underlying is not available on the Pricing Date, the Initial Level will be determined on the immediately following trading day on which the closing level of the Underlying is available.

† Subject to postponement as described in the applicable pricing supplement and product supplement.

Product Risks (continued)

•	Your investment in the notes may not perform as well as an investment in an instrument that measures the point-to-point performance of the Underlying from the Pricing Date to the Final Valuation Date. For example, if the closing level of the Underlying on the first four Valuation Dates is lower than the closing level of the Underlying on the Final Valuation Date and a Knock-In Event occurs, you will receive less at maturity than you would have received had the notes measured the point-to-point performance of the Underlying from the Pricing Date to the Final Valuation Date. Similarly, if the closing level of the Underlying on the first four Valuation Dates is lower than the Call Level but the closing level of the Underlying on the Final Valuation Date is greater than the Call Level and the notes are not automatically called, you will receive less at maturity than you would have received had the notes measured the point-to-point performance of the Underlying from the Pricing Date to the Final Valuation Date.
•	Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this pricing supplement, regardless of the appreciation in the Underlying, which may be significantly greater than the applicable call premium. Because the closing level of the Underlying at various times during the term of the notes could be higher than the Observation Level on the Review Dates and at maturity, you may receive a lower payment if the notes are automatically called or redeemed at maturity, as the case may be, than you would if you had invested directly in the Underlying
•	Investments in securities linked to the value of foreign equity securities involve risks associated with the securities markets in those countries, including the risk of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.
•	The original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.
•	As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities included in the Underlying.
•	Credit Suisse currently anticipates that the value of the notes on the trade date will be less than the price the investor pays for the notes, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the notes. Prior to maturity, costs such as concessions and hedging may affect the value of the notes.
•	The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes.
•	We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the estimated value of the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
•	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the notes and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the notes.

•	In addition to the level of the Underlying on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including the actual and expected volatility of the Underlying, the time to maturity of the notes, the dividend rate on the equity securities included in the Underlying, interest and yield rates in the market generally, investors’ expectations with respect to the rate of inflation, geopolitical conditions and a variety of economic, financial, political, regulatory and judicial events that affect the equity securities included in the Underlying or markets generally and which may affect the level of the Underlying, and our creditworthiness, including actual or anticipated downgrades in our credit ratings. Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

The risks set forth in the section entitled “Product Risks” above are only intended as summaries of some of the risks relating to an investment in the notes. Prior to investing in the notes, you should, in particular, review the “Product Risks” above, the “Selected Risk Considerations” section in the applicable pricing supplement and the “Risk Factors” section of the product supplement, which set forth risks relating to an investment in the notes.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Information

Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

This document is a summary of the terms of the notes and factors that you should consider before deciding to invest in the notes. Credit Suisse has filed a registration statement (including pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated June 2, 2015, Underlying Supplement dated May 4, 2015, Product Supplement No. JPM-II dated May 4, 2015, Prospectus Supplement dated May 4, 2015 and Prospectus dated May 4, 2015, to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the notes. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

You may access the pricing supplement related to the offering summarized herein on the SEC website at:

http://www.sec.gov/Archives/edgar/data/1053092/000095010315004417/dp56784_424b2-j469.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.